

Mail Stop 3030

April 17, 2009

Kevin K. Gordon
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

      Re: Teleflex Incorporated
          Form 10-K for the year ended December 31, 2008
          File No. 1-05353

Dear Mr. Gordon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief